Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended
	March 31,
	2011	2010

Income from continuing operations before income tax	$204,159	$103,103

Add:
Fixed charges	105,190	103,690
Amortization of capitalized interest	2,589	2,589

Less:
Interest capitalized	5,180	2,238
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$306,758	$207,144

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$81,159	$85,726
Interest capitalized	5,180	2,238
Portion of rent expense representative of interest (30%)	18,851	15,726

Fixed charges	$105,190	$103,690

Ratio of earnings to fixed charges	2.92	2.00

Deficiency of earnings to cover fixed charges	$—	$—